Yayi International Inc. No.9, Xingguang Road, Northern Industrial Park of Zhongbei Town, Xiqing District, Tianjin, 300384, China

January 31, 2011

By EDGAR Transmission
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Tracey McNeil

Re:	Registration Statement on Form S-1
Filed October 27, 2010
File No. 333-170172
Form 10-K for Fiscal Year Ended March 31, 2010
Filed June 29, 2010
Form 10-Q for the period ended September 30, 2010
Filed November 15, 2010
File No. 000-23806

We hereby submit the responses of Yayi International Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 24, 2010, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”) and the periodical reports.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form S-1

General

1.

We do not comment on each place that includes disclosure which requires revision. Please carefully review your document to make corresponding changes wherever applicable. That will eliminate the need for us to issue repetitive comments.

Company Response: We have made corresponding changes throughout the Registration Statement in compliance with the Staff’s comments.

2.

In addition, to the extent our comments on your registration statement also relate to your Form 10-K and Form 10-Q disclosure, please make corresponding changes to the disclosure in those filings, as applicable.

Company Response: We have filed Amendment No. 1 to the Transition Report on Form 10-K for the year ended March 31, 2010 and Amendment No. 1 to the Quarterly Report on Form 10-Q for the period ended September 30, 2010 to include our revised disclosure according to the Staff’s comments.

3.	Please monitor your need to update financial statements and your auditor's consent.

Company Response: We have updated the financial statements and the auditor’s consent in Amendment No.1 to the Registration Statement.

4.	We note certain assertions, and statements throughout your disclosure, including, for example, the following:

  "We are the first and a leading producer and distributor of premium goat milk formula products...in China." (page 1)

  "Goat milk is emerging as an ideal substitute to cow milk as consumers are increasingly aware of its benefits particularly for infants, who prefer a dairy product with a nutritional and molecular composition closer to human milk."(page 2)

  "Goat milk [has a] nutritional and molecular composition closer to human milk." (page 2)

  "Industry professionals forecast that the per capita dairy consumption in China could reach 27kg by 2015 and 36kg by 2020 driven by increasing population and higher per capita consumption." (page 22)

  "According to Euromonitor, the infant formula market is expected to grow at a compound annual growth rate of 23.1% between 2008 and 2013." (page 22)

  "According to China Dairy Association, goat milk can potentially account for 3% of China's RMB200 billion (approximately $29 billion) dairy market." (page 22)

  "Independent studies (for example Prosser et a1 (2003) and Bevilacqua et a1 (2001)) demonstrate that goat milk has a beneficial protein structure compared with cow milk, facilitating absorption of nutrients in goat milk by the human digestive system, which may make goat milk a more suitable alternative for Chinese consumers who have experienced problems with digesting cow milk." (page 22)

  "Our principal original goat milk powder product lines may generally be categorized as…maintaining general health and well being, enhancing beauty, inducing restfulness and reducing eye fatigue." (page 25)

  "The Saanen is one of the most popular goats primarily because of their consistency in producing large quantities of milk in conjunction with their capacity to tolerate environmental change." (page 25)

  "Shaanxi Province is one of the three largest goat milk producing areas in China, an area conducive to the production of goat milk, with a reputation as one of the most fertile and agriculturally rich regions in China in which to raise dairy goats." (page25)

Please specifically disclose the factual basis for, and the context of, these assertions, as well as for any similarly optimistic views presented in throughout the registration statement. Revise your disclosure as necessary to remove all beliefs and assertions that cannot be substantiated on a reasonable basis.

Company Response: We have revised our disclosure in the Amendment No. 1 to Registration Statement to disclose the factual basis for our assertions and similarly optimistic views.

5.

With respect to any statements in your prospectus attributed to third parties, such as Euromonitor, please supplementally provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. See Securities Act Rule 436.

Company Response: We have separately provided Staff with supporting materials for the beliefs and assertions that we made in the Amendment No. 1 to the Registration Statement. None of the supporting materials were prepared specifically for us in connection with this offering.

The Company, page 1

Overview of the Business. page 1

6.	Expand your disclosure to explain the general characteristics that distinguish your "premium goat milk formula" from other goat milk formula.

Company Response: We added the following disclosure to Amendment No. 1 to the Registration Statement to explain the general characteristics that distinguish our "premium goat milk formula" from other goat milk formula:

In strict compliance with various national standards, we developed our goat milk powder products with multiple formulations designed to meet nutritional requirements and help promote an infant or toddler’s healthy growth at each developmental stage. Through several years of laboratory tests, we developed the goat odor elimination technology based on know-how licensed from a third party, which substantially eliminates the goat odor from our goat milk powder products without adding any artificial flavors. Most of our goat milk products are formulated through the inclusion of supplements such as vitamins, calcium, iron, selenium, chromium and omega-3 fatty acids, as needed to address the nutritional or health needs of the consumers. To ensure the product quality and safety, we import all of these supplements from other countries, such as Malaysia, the United States and Ireland.

7.

We note that you source raw goat milk from "neighboring goat dairy farmers on a long-term contract basis.'' We further note your related disclosure on page 9 and elsewhere that you have "long-term supply arrangements with local governmental and quasi-governmental authorities" pursuant to which you purchase "all the milk produced by the small collective farms" at a price negotiated by you and the individual farms. Describe the material terms of these output contracts, including any conditions which terminate the obligations of the parties to purchase or supply milk. Finally, please provide an analysis as to whether you are required to file these arrangements as exhibits.

Company Response: We added the following disclosure under the heading “Business - Raw Materials and Suppliers” on page 27 of Amendment No. 1 to the Registration Statement with respect to our raw goat milk supply agreements with local governmental and quasi-governmental authorities:

Pursuant to the raw goat milk supply agreements, our suppliers are obligated to provide us with a certain volume of raw goat milk during the terms of these agreements at a purchase price ranging between RMB 3.0 to RMB 3.5 per kilogram. Our suppliers also are required to deliver to us raw goat milk at the contracted location between 6 am to 1 pm local time everyday. Upon mutual written consent, the parties may amend or terminate the agreements. In addition, each agreement includes a force majeure clause. If the supplier fails to perform its obligations due to unforeseen events beyond its control, neither party will be liable for any damages caused by the force majeure event. In addition, in that case, either party may terminate the agreement. However, our suppliers are required to notify us within 10 days after the occurrence of a force majeure event and provide a certificate certifying this event issued by a relevant authority within 15 days.

We have filed a form of the raw goat milk supply agreement as Exhibit 10.47 to the Amendment No.1 to the Registration Statement.

Corporate Information. page 4

8.

The chart on page 4, together with information elsewhere in your filing, indicates that you own, directly or indirectly, 100% of the voting and equity interests in Milkgoat Industrial Co., Ltd. and each of its subsidiaries. With a view towards additional disclosure, confirm to us, if true, that this is the case.

Company Response: We hereby confirm that the Company owns, directly or indirectly, 100% of the voting and equity interests in Milkgoat Industrial Co., Ltd. and each of its subsidiaries.

Summary Consolidated Financial Information. page 7

9.

We note references to unaudited financial information for the three months ended June 30,2010 throughout your registration statement. In your next amendment, please update your registration statement to include financial statements and related disclosure covering subsequent interim periods, to comply with Rule 8-08 of Regulation S-X.

Company Response: We have included the financial statements and related disclosure covering the six months ended September 30, 2010 as required under Rule 8-08 of Regulation S-X.

Risk Factors, page 8

10.

We note that, while FINRA and the SEC regulate your securities filings and related disclosures in the U.S., your operations and offices and directors and officers are located in China. Please tell us if there is a regulatory body in China that provides regulatory oversight and ensures appropriate due diligence with respect to you disclosures. If not, please provide appropriate risk factor discussion.

Company Response: There is no regulatory body in China that provides regulatory oversight and ensures appropriate due diligence with respect our disclosure. As a result, we included the following risk factor in the Amendment No. 1 to the Registration Statement:

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC. Accordingly, our public disclosure should be reviewed in light of the fact that no governmental agency that is located in China where all of our operations and business are located have conducted any due diligence on our operations or reviewed or cleared any of our disclosure.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Unlike public reporting companies whose operations are located primarily in the United States, however, all of our operations are located in China. Since all of our operations and business takes place in China, it may be more difficult for the Staff of the SEC to overcome the geographic and cultural obstacles that are present when reviewing our disclosure. These same obstacles are not present for similar companies whose operations are business take place entirely or primarily in the United States. Furthermore, our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review of the China Securities Regulatory Commission, or CSRC, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any due diligence on our company and with the understanding that none of our SEC reports, other filings or any of our other public pronouncements has been reviewed or otherwise been scrutinized by any local regulator.

"Our failure to renew or protect our exclusive rights....". page 9

11.

You refer to the Taiwan Richlink exclusive licensing agreement dated "April 10, 2010." The following sentence states that this agreement was "amended on June 12, 2009." Please clarify. We note your Exhibit 10.32 refers to the licensing agreement "dated April 10, 2001".

Company Response: “April 10, 2010” was a typographical error and the correct date of this exclusive licensing agreement is April 10, 2001. We have corrected this error in the Amendment No.1 to the Registration Statement.

"Our inability to protect our intellectual property....," page 10

12.	Please tell us whether intellectual property protection in China differs from that in the US, and provide appropriate discussion as necessary.

Company Response: We have revised the risk factor “Our inability to protect our intellectual property may prevent us from successfully marketing our products and competing effectively” as follows to disclose that the intellectual property protection in China is different from that in the U.S.:

Our inability to protect our intellectual property may prevent us from successfully marketing our products and competing effectively

Failure to protect our intellectual property could harm our brands and our reputation, and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights, including our trademarks, patents, copyrights, know how and trade secrets, could result in the expenditure of significant financial and managerial resources. We produce, market and sell our products using trademarks of “Mei Ke Gao Te” and “Yi Mei Shi.” We regard our intellectual property, particularly our trademark, know how and trade secrets to be of considerable value and importance to our business and our success. We rely on a combination of patent, trademark, trade secrecy laws, and contractual provisions to protect our intellectual property rights. There can be no assurance that the steps taken by us to protect these proprietary rights will be adequate or that third parties will not infringe or misappropriate our patent, trademark, trade secrets or similar proprietary rights. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective, mainly due to lack of procedural rules for discovery of evidence, low damage awards and low rates of criminal penalties against intellectual property right infringements. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States and other western countries. In addition, there can be no assurance that other parties will not assert infringement claims against us, and we may have to pursue litigation against other parties to assert our rights. However, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to commence litigation to enforce or defend our proprietary rights or to determine the enforceability, scope and validity of our proprietary rights or those of others. Any such claim or litigation could be costly and we may lack the resources required to defend against such claims. The experience and capabilities of PRC courts in handling intellectual property litigation vary, and outcomes are unpredictable. In addition, any event that would jeopardize our proprietary rights or any claims of infringement by third parties could have a material adverse affect on our ability to market or sell our brands, and profitably exploit our products.

"Our management has identified deficiencies...", page 10

13.	Describe the significant deficiencies pertaining to your internal control over financial reporting and the remediation measures taken by the company.

Company Response: We have revised this risk factor and described the significant deficiencies relating to our internal control over financial reporting and the remediation measures that we have taken.

"We may be exposed to liabilities under the Foreign Corrupt Practices Act ". page 11

14.	Please briefly describe the safeguards you have in place to discourage FCPA violations by your employees.

Company Response: We have revised our disclosure under this risk factor as follows, in which we disclosed that we have adopted a general FCPA policy in our amended Code of Ethics and have informed our personnel and third-party sales agents and distributors regarding the requirements of the FCPA. We plan to further develop and implement systems for formalizing contracting processes, performing diligence on agents and improving our record-keeping and auditing practices:

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants, sales agents or distributors of our company, because these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. We have adopted a general FCPA policy in our amended Code of Ethics and have informed our personnel and third-party sales agents and distributors regarding the requirements of the FCPA. We plan to further develop and implement systems for formalizing contracting processes, performing diligence on agents and improving our record-keeping and auditing practices. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

"Because Shaanxi Coalfield Geology Bureau Hydrological Team failed to obtain ". page 14

15.

In your next amendment, please update this risk factor and any related disclosure with the status of the necessary approvals and administrative procedures to be obtained or completed by Shaanxi Coalfield.

Company Response: We have updated this risk factor in Amendment No. 1 to the Registration Statement to indicate that Shaanxi Coalfield is in the process of obtaining necessary approval from the PRC regulatory authorities with respect to their lease of the allocated land to Fuping Milkgoat .

16.

Please discuss the possible results if the PRC government challenges the validity of these leases. Disclose here, and in an appropriate place in the filing, the current dollar amount and percentage of your sales that would be lost should you no longer have use of this land.

Company Response: We added the following disclosure to this risk factor:

If these leases are deemed invalid by the PRC regulatory authorities, we will lose the land use right to this allocated land. As a result, Fuping Milkgoat’s business of processing raw goat milk will be affected negatively. We believe that our cost of raw milk powder will increase by approximately RMB 332 (approximately $48.8) per ton as we will need to have third-party processors to spray dry raw goat milk into milk powder.

"Our business will suffer. . . .", page 14

17.

Disclose here, and in an appropriate place in the filing, the current dollar amount and percentage of your sales that would be lost should these goat farm operations be suspended. Tell us whether you or Weinan Milkgoat intends to obtain the required government approvals.

Company Response: The goat farms that we operate only contributed approximately 3.6% of our raw goat milk. Most of the raw goat milk used in our operations was purchased from third- party suppliers. As a result, the cost of operating the goat farms to produce raw milk is almost the same as the cost of purchase of raw milk from the external suppliers. We do not expect that we will suffer any significant loss of sales revenues if the PRC regulatory agency requests us to suspend the operations of these farms. As a result, we deleted this risk factor from Amendment No. 1 to the Registration Statement.

We intend to obtain the required government approvals from the local governmental authority by the end of August 2011.

Special Note Regarding Forward-Looking Statements, pane 21

18.	In the first paragraph, it appears inappropriate to suggest that the word "will" identifies forward- looking statements. Please revise.

Company Response: We have deleted the word “will” in the Amendment No. 1 to the Registration Statement.

19.

Please delete the statement in the last paragraph that "You should not rely upon forward-looking statements as predictions of future events." Although we do not object to the other cautionary language in this section, this phrase could be read as a disclaimer of information in your filing.

Company Response: We have deleted this statement in the Amendment No. 1 to the Registration Statement.

20.

We note your statement in the last paragraph that you are "under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations." This statement is inconsistent with the undertakings in Part II of the registration statement and your obligation to amend and promptly disseminate revised information in the event that your existing disclosure changes. Please revise your disclosure.

Company Response: Per the Staff’s comment, we have revised our statement in the Amendment No. 1 to the Registration Statement as follows:

We undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events, or other such factors that affect the subject of these statements, except where we are expressly required to do so by law or other undertaking.

Business, page 22

Post Melamine Scandal Era, page 23

21.

We note your disclosure regarding the 2008 melamine-tainted infant milk formula scandal in China. In the third paragraph, you state that due to "the growing awareness and lingering safety concerns about cow milk, [you] are well positioned to take advantage of the unprecedented opportunity to solidify [y]our presence in the goat milk and premium infant formula sectors." Please expand your disclosure to further discuss the basis for this statement. Discuss the extent to which your optimistic outlook for potential success and growth depends on such lingering safety concerns and consumer distrust. Discuss the impact on your business should such safety concerns regarding contaminated cow milk products begin to wane.

Company Response: We have expanded our disclosure in Amendment No. 1 to the Registration Statement by adding the following disclosure to the third paragraph under the heading “Post Melamine Scandal Era”:

With the growing awareness and lingering safety concerns about cow milk, we are well positioned to take advantage of the unprecedented opportunity to solidify our presence in the goat milk and premium infant formula sectors. We place primary importance on quality. In order to ensure the quality and safety of our raw materials, we have established our subsidiary, Weinan Milkgoat, in the main area where Saanen dairy goats are raised because most of our supply of raw goat milk comes from Saanen dairy goats. We have designated staff monitoring the whole process of raw goat milk collection at each of our collection stations in this area. The collected raw goat milk is directly transported to our subsidiary for inspection in compliance with national standards, including the detection of melamine. After the inspection, qualified raw goat milk will be sprayed to be milk powder, packed and transported to Milkgoat China for canning. Before the canning, our quality control staff conducts a second inspection of the goat milk powder.

Compared with many cow milk powder producers with decentralized raw cow milk sources, we believe its more efficient and cost-effective for us to conduct quality control of our raw materials with a centralized raw goat milk collection system. The melamine contamination incident has resulted in significant negative publicity for the entire domestic cow milk industry and consumers are seeking substitutes for cow milk due to such lingering safety concerns. We have increased our spending on advertising in which we emphasize the fact that our products are always qualified in previous government inspections and melamine has never been detected in our products. We also conduct promotional activities with supermarket chains and infant-maternity stores in order to reach out our target market. We believe our advertizing and promotional activities have allowed us to obtain preferential product placement in retail points and to compete effectively against multinational and domestic cow milk powder producers. In addition, we believe that due to our current market position, brand recognition and customer loyalty, combined with our strong distribution network, the impact on our business will not be material when the safety concerns regarding contaminated cow milk products begin to wane in the future.

Our Competitive Strengths, page 23

First Mover Advantage. page 23

22.

Your statements referencing "competitors who come later", "build[ing] market share without having to face competition", and "once competition does arise" are inconsistent with your disclosure under "Our Competition" on page 27 that you currently have both China-based and foreign competitors. Please clarify. Similarly, please provide information of your market share of goat milk products (both manufacturing and selling) in China.

Company Response: We have revised our disclosure on page 23 as follows:

“First Mover Advantage. Various researches and publications indicate that goat milk is emerging as an ideal substitute to cow milk as consumers are increasingly aware of its benefits particularly for infants, who prefer a dairy product with a nutritional and molecular composition closer to human milk. Goat milk differs from cow milk in a number of ways and some of its attributes make it closer to human milk, such as high level of bioactive components, similar casein composition and secretion process in both human milk and goat milk. We are the first Chinese company to produce, sell and distribute goat milk formula products throughout China and we have been doing so since 2001. We believe we are in a strong position in competing with our competitors because we have familiar products, brand loyalty and established distribution systems for being the first to market. Based on market analysis conducted by our marketing department, we believe in 2009 we were the largest seller in the goat milk products in China by holding approximately 42.8% market share of goat milk products sold in that year.”

There is no statistic information on our market share of goat milk products manufactured in China.

Dedication to Quality Control, page 23

23.	Please expand your disclosure to briefly explain ISO 9001 and HACCP certification.

Company Response: We have expanded our disclosure as follows to comply with the Staff’s above comment:

Our facilities are ISO 9001 certified and have Hazard Analysis & Critical Control Point, or HACCP certification issued by HSL Certification Service and Beijing Zhongdahuayuan Certification Center. ISO 9001 is an internationally recognized verification system for quality management overseen by the International Standard Organization based in Geneva, Switzerland. The certification is based on a review of our programs and procedures designed to maintain and enhance quality production and is subject to annual review and recertification. HACCP is a system used to manage food safety through the analysis and control of biological, chemical, and physical hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

Raw Materials and Supplies, page 25

24.

You indicate under this section that most of your supply of raw goat milk comes from third parties. Separately, disclosure in the notes to your interim financial statements indicates that, as a result of a new marketing strategy, you "will not produce the liquid goat milk within two years." For the financial statement periods reflected in your filing, quantify for us the extent to which you have obtained your raw goat milk from your goats and from third parties. Additionally, clarify what the disclosure in your interim financial statements is intended to convey. In the event that you have stopped or will stop producing raw goat milk, indicate the specific time period this for which this has been or will be the case. Also, if you have stopped producing raw goat milk, explain, in reasonable detail, how you have considered whether your existing goat herd is impaired.

Company Response: Per the Staff’s comment, we have added the following disclosure to Amendment No.1 to the Registration Statement:

“For the six months ended September 30, 2010 and 2009, our subsidiary, Weinan Milkgoat provided 3.6% and 0.3% of our raw goat milk, respectively. For the five months ended March 31, 2010 and 2009, Weinan Milkgoat provided 0.2% and none of our raw goat milk, respectively. Weinan Milkgoat provided 0.3% and none of our raw goat milk, during the fiscal years ended October 31, 2009 and 2008, respectively.”

In the notes to our interim financial statements, we indicated that we plan to stop producing “the liquid goat milk” within a certain period of time, which actually referred to our new marketing strategy to stop producing final liquid goat milk products. We stopped producing liquid goat milk products in February 2009 and intend to resume the production of liquid goat milk products in the first quarter of fiscal year 2012. We will keep producing raw liquid goat milk as our principal raw materials. We have revised our disclosure in the notes of the financial statements included in Amendment No.1 to the Registration Statement to clarify this matter.

Our Competition. page 27

25.

You disclose that your "China based competitors include Shaanxi Guanshan Dairy Co., Ltd and Xi'an Baiyue Yubao Dairy Co., Ltd." and that your "foreign competitors include Karihome (Dairy Goat Co-operative (NZ) Ltd. and other smaller New Zealand goat milk brands." For your net sales during your most recently completed fiscal year, please disclose your market share as compared to these competitors. Tell us which of your competitors, if any, are reported to have higher market shares than your company and disclose the percentages. If you have the leading market share, tell us what company has the next highest market share, and disclose the percentage.

Company Response: We have added the following disclosure on the market shares of us and our major competitors for 2009, the most recently completed fiscal year that we have relevant statistic data:

Based on market analysis conducted by our marketing department, we believe in 2009 we held approximately 42.8% market share of goat milk products sold in that year, making us the largest seller of the goat milk products in China. Each of Xi’an Baiyue Yubao Dairy Co., Ltd., Youhong Trade (Shanghai) Co., Ltd and Guangzhou Kanghechang Biotechnology Co., Ltd claimed 6.5% market share of 2009 as the second largest goat milk products seller in China.

Management's Discussion and Analysis...., page 29

26.

You state at the bottom of page 32 that following a conference on January 22, 2010, you signed sales contracts valued at approximately $71.4 million that end on December 31, 2010. Please expand your discussion here to discuss the terms of these contracts, the portion of these sales that have been realized through September 30, 2010, and whether you expect the remainder to be realized before December 31, 2010.

Company Response: We have added the following disclosure to page 33 of Amendment No. 1 to the Registration Statement:

Pursuant to the sales contracts, we granted to each distributor an exclusive right to market and sell our products within a certain territory during the term of the sales contract. Under the sales contracts, we have the right to establish a national retail price, a supermarket price and an infant- maternity store price for each of our products and adjust such prices from time to time. The distributor has the obligation to follow these prices to market and sell our products. In the sales contract, the distributor committed to order a minimum amount of products from us and will receive certain amount of rebate from us if it matches or exceeds this sales target. As of September 30, 2010, we achieved an aggregate sales value of approximately $27 million and we expect that by the end of 2010, we would have achieved an aggregate sales value of approximately $36 million.

27.

Please expand your filing here to include a chart that presents the tons of goat milk powder sold and the sales price per ton for all periods presented. Please also include this chart in future periodic filings.

Company Response: We have included a chart that presents the tons of goat milk powder sold and the sales price per ton for all periods presented in Amendment No. 1 to the Registration Statement. We will also include this chart in our future periodic filings.

History and Corporate Structure. page 40

28.

Please expand your disclosure to discuss the formation of your Shaanxi Milkgoat subsidiary and the acquisition of your Fuping Milkgoat subsidiary. We note the disclosure in the second risk factor on page 14 that "on August 8, 2008, Tianjin Yayi acquired Fuping Milkgoat." We further note the "Organization and Nature of Business" disclosure under Note 1 to your financial statements.

Company Response: We have expanded our disclosure in Amendment No.1 to the Registration Statement by adding the following description:

On August 8, 2008, Tianjin Yayi acquired 100% ownership of Fuping Milkgoat, from eight individuals, including Jingchuan Chang, Lixue Du, Xilin Jia, Xuhe Zhang, Mingxun Zhang, Pingan Li, Chongli An and Fuping Xing for a cash consideration of RMB 4,240,846 (approximately $620,360). Fuping Milkgoat currently has a registered capital of RMB 5,000,000 (approximately $731,411). Fuping Milkgoat’s principal business is purchasing and processing raw liquid goat milk into raw goat milk powder.

On September 9, 2009, Tianjin Yayi formed a wholly-owned PRC subsidiary, Shaanxi Milkgoat Dairy Co., Ltd, or Shaanxi Milkgoat, and obtained the business license from the Industrial and Commercial Bureau of Weinan City, Shaanxi Province with a registered capital of RMB 5,000,000 (approximately $731,411). Shaanxi Milkgoat’s principal business is purchasing and processing raw liquid goat milk into raw goat milk powder. During the first quarter of 2010, Shaanxi Milkgoat increased its registered capital by RMB 25,000,000 (approximately $3,657,056) to RMB 30,000,000 (approximately $4,388,467).

Management. page 43

Directors and Executive Officers. page 44

29.

For Ms. Veronica Jing Chen, revise your disclosure as necessary to provide the month and year for each position held during the past five years and the name and principal business of each such employer. Specify each position or title held during the period, and eliminate any gaps or ambiguities as to time. Refer to Item 401(e) of Regulation S-K.

Company Response: We have revised our disclosure regarding Ms. Veronica Jing Chen as follows:

Veronica Jing Chen. Ms. Chen became our Chief Financial Officer on February 24, 2010. Prior to joining us, Ms. Chen held Chief Financial Officer positions at several NASDAQ listed Chinese companies, including China Natural Gas, Inc., a company primarily involved in the distribution of compressed natural gas in China, from May 2009 to January 2010, China Valves Technology, Inc., a company engaged in the business of developing, manufacturing and selling high-quality metal valves, from October 2008 to February 2009 and Origin Agritech, Limited, a technology- focused crop seed company in China from December 2007 to September 2008. Before that, she served as Senior Director of Finance at iKang Healthcare, Inc., a leading healthcare management service provider in China from December 2006 to November 2007, Director of Finance at eLong, a Beijing-based online travel service provider from August 2001 to November 2006, and Finance Manager of the North China Region for Eli Lilly Asia’s China Representative Office, a global pharmaceutical company from September 2000 to July 2001. Ms. Chen currently holds memberships with CPA Australia and The National Institute of Accountants (MNIA) of Australia. She received a degree of Doctor of Business Administration from Victoria University, Neuchatel, Switzerland and an MBA degree from City University of Seattle, Washington.

30.

We further note your disclosure that Ms. Chen has held CFO positions at several NASDAQ listed Chinese companies. On page 24, you state that Ms. Chen has "extensive...experience in various U.S. public companies." Please explain and expand her biographical sketch as necessary regarding her U.S. public company experience.

Company Response: We have revised our disclosure regarding Ms. Veronica Jing Chen on page 24 as follows:

“Experienced Management. Our senior management team has extensive operating experience and industry knowledge. Ms. Li Liu, who is our founder, Chairwoman, CEO and President, started our company’s goat milk business in 2001. She is a pioneer in the industry. Mr. Fung Shek, who serves as our Director and Vice President, also has significant experience in the goat milk business. He was formerly Director of Sales for P&G Taiwan, a company that provides consumer products in various areas. Ms. Veronica Jing Chen, our CFO, has extensive auditing, accounting and financial management experience in various U.S. public companies. Prior to joining us, Ms. Chen held CFO positions in three U.S. public companies, including China Natural Gas, Inc., a company primarily involved in the distribution of compressed natural gas in China, from May 2009 to January 2010, China Valves Technology, Inc., a company engaged in the business of developing, manufacturing and selling high-quality metal valves, from October 2008 to February 2009 and Origin Agritech, Limited, a technology-focused crop seed company in China from December 2007 to September 2008. Ms. Meiping Li, our Sales Director, has more than 20 years of sales management expertise in the dairy product and pharmaceutical industries.”

31.

Please disclose the term of the Voting Agreement. In addition, disclose any conditions or events that would terminate the obligation of the parties to the agreement to vote, or cause to be voted, all shares owned by them to ensure that two representatives designated by the holders of a majority of the outstanding shares of Series A Preferred Stock will be elected as directors of the company.

Company Response: We have revised our disclosure pertaining to the Voting Agreement in the Registration Statement as follows:

“In connection with the private placement transaction consummated on June 18, 2009, we, Global Rock, Ms. Liu, Mr. Shek and SAIF entered into a voting agreement, or the Voting Agreement, pursuant to which, among other things, the parties agreed to vote, or cause to be voted, all shares owned by them, to ensure that (i) the size of our Board of Directors will be set and remain at five directors, which size can only be changed with first obtaining the approval of the holders of at least two-thirds of the then outstanding shares of Series A Preferred Stock voting separately as a single class and (ii) two representatives designated by the holders of a majority of the outstanding shares of Series A Preferred Stock will be elected to our Board of Directors. No director elected pursuant to the Voting Agreement may be removed without the vote or written consent of the stockholders entitled to designate such director pursuant to the Voting Agreement. In the event of the resignation, death or disqualification of a director, the stockholders entitled to designate such director shall promptly nominate a new director and the parties to the Voting Agreement shall promptly vote his, her or its shares of capital stock of the Company to elect such nominee to the Board of Directors.

The obligation of the parties to the Voting Agreement to vote, or cause to be voted, all shares owned by them to ensure that two representatives designated by the holders of a majority of the outstanding shares of Series A Preferred Stock will be elected as our directors exists until the Voting Agreement is terminated by the parties. Such obligation is binding upon the successors in interest, heirs and assigns to any of the shares owned by the parties. On June 16, 2009, pursuant to the Voting Agreement, two representatives of SAIF, Mr. Lee and Mr. Sheng were elected as directors to our Board of Directors.”

Executive Compensation. page 47

Narrative Disclosure to Executive Compensation. page 47

32.

We note your disclosure that Tianjin Yayi entered into an employment agreement with your Vice President Mr. Fung Shek for a three-year term beginning on June 1, 2009 and ending on June 30,2012. Please file this agreement as an exhibit to the registration statement.

Company Response: We have filed the employment agreement with Mr. Fung Shek as Exhibit 10.45 to the Amendment No.1 to the Registration Statement.

Selling Stockholders. page 50

33.

You state in the third paragraph that "unless otherwise indicated below, no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer." If you determine that a selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. If a selling stockholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.

Company Response: We have revised our disclosure and indicated that no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer, except that Peter Schiff is the president of Euro Pacific Capital, Inc., a registered broker-dealer. Mr. Shiff has certified to the Company that he acquired the shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities.

Description of Securities. page 63

Convertible Notes, page 65

34.

You disclose that the Convertible Notes contain certain affirmative and negative covenants, including a covenant that limits your ability to make capital expenditures "in excess of $5,000,000 in any fiscal year." Please explain your ability to comply with this covenant in light of your disclosure on page 24 that you "plan to spend approximately $12.1 million during the fiscal year ending March 31, 2011 and $6.1 million during the fiscal year ended March 31, 2012" on several capital expenditures. Please also disclose whether non-compliance with this covenant triggers any events of default, and if so, whether any such events of default are curable.

Company Response: Under Section 8(g) of the Convertible Notes, there are certain permitted exceptions to the negative covenant that limits our ability to make capital expenditures in excess of $5,000,000 in any fiscal year. Our expected capital expenditures in an amount of approximately $12.1 million during the fiscal year ending March 31, 2011 and an amount of approximately $6.1 million during the fiscal year ended March 31, 2012 fall into such exceptions. Such exceptions were included in the Schedule 8(g) to the Convertible Notes. We have revised our disclosure in Amendment No. 1 to the Registration Statement accordingly to reflect these exceptions.

Financial Statements. page F-1

General

35.

Disclosure in the risk factors section of your filing indicates that there are restrictions on the ability of your PRC subsidiaries to make dividends and other distributions. In view of this, explain to us how you have considered providing parent-only schedule information required by Rule 5-04 of Regulation S-X.

Company Response: We believe that Rules 5-04 of Regulation S-X is not applicable to us as the restricted net assets of the consolidated subsidiary or the statutory reserve did not exceed 25% of the consolidated assets as of the end of the most recently completed fiscal year (March 31, 2010). The statutory reserve as of June 30, 2010 and March 31, 2010 was $1,142,397, which represented approximately 10.7% of the consolidated net assets of $10,679,791 as of March 31, 2010.

Interim Financial Statements, page F-2

Notes to Condensed Consolidated Financial Statements. page F-6

Fuping Milkgoat Dairy Co., Ltd. ("'Fuping Milkgoat"), page F-7

36.	Please add a reference to the paragraph heading indicating that Fuping Milkgoat was formerly known as Fuping Dongyang Dairy Co., Ltd. See, for example, the paragraph heading on page F- 52.

Company Response: We have added a reference to the paragraph heading indicating that Fuping Milkgoat was formerly known as Fuping Dongyang Dairy Co., Ltd.

16. Commitments and Contingencies. page F-30

37.

Revise the discussion regarding the office building, factory and warehouse and machinery and equipment purchases and the goat farm construction project to provide a clear description of the current status of the projects. Additionally, revise your discussion of the payment terms to specifically indicate the timing of payments that are "scheduled to be paid progressively".

Company Response: We have revised the discussion regarding the office building, factory and warehouse and machinery and equipment purchases and the goat farm construction project and provided a clear description of the current status of the projects. Additionally, we have revised our discussion of the payment terms to specifically indicate the timing of payments that are "scheduled to be paid progressively".

Transition Financial Statements, page F-38

Consolidated Balance Sheets, page F-40

38.

Explain to us why amounts titled "Advance to Branch Manager" are classified as Other Receivables. Based on the description provided, it does not appear that this item represents amounts that you will ultimately realize in cash.

Company Response: The amounts titled “Advance to Branch Manager” refer to the prepayment of operating and marketing fund to reimburse the future expenses of our various sales offices, such as slotting fees, promotion expenses and office administrative expenses. Such expenses will be reimbursed upon the submission of expense invoices by the sales offices, which should approved by the sales director and the general manager of our regional offices on a monthly basis. The balance of advance is held by the regional offices. If the sales director or the general manager resigns or is transferred to another department, he or she is required to return the balance of advance to the Company. We have revised our Consolidated Balance Sheets and reclassified such amounts as “Advances” included in the Amendment No. 1 to the Transition Report on Form 10-K for the five months ended March 31, 2010 and Amendment No. 1 to the Quarterly Report on Form 10-Q for the period ended September 30, 2010.

39.

Explain to us why "Advances" are presented as current assets here, but as long-term assets on page F-2, even for the same balance sheet date (March 31, 2010). Please revise the appropriate financial statements for consistency, and if you believe these to be current assets as of any dates, explain to us how you made this determination.

Company Response: Advances listed as long-term assets include the prepayment for projects and equipment while advances for raw materials and promotional expenses are presented as current assets. In the Consolidated Balance Sheets included in our Transition Report on Form 10-K, we inadvertently presented the advances for the prepayment for projects and equipment as current assets. We have revised our Consolidated Balance Sheets included in the Transition Report on Form 10-K accordingly to reflect the reclassification from current to non-current.

Consolidated Statements of Operations and Comprehensive Income (Loss). page F-42

40.

Explain to us why the costs of goat milk powder tasting bags and promotional products described on page 31 are classified as costs of goods sold. It appears to us that these costs do not relate to goods sold and thus may be more appropriately classified as sales and marketing expense. Refer to Regulation S-X, Rule 5-03.

Company Response: The cost of goat milk powder tasting bag was actually classified as sales expenses, but we mistakenly described that the distribution of goat milk powder tasting bags as one of the reasons for the increase in our costs of goods sold on page 31. We have revised the relevant disclosure in the Amendment No. 1 to the Registration Statement accordingly. In addition, because the promotional products as described on page 31 are “free” products given to customer, which, we believe, should be classified as cost of sales according to ASC 605-50-S99-1.

Notes to Consolidated Financial Statements, page 51

2. Summary of Significant Accounting Policies, page 54

Revenue recognition, page F-56

41.

You state here that revenues are recognized when products are delivered. Yet your disclosure on page 38 states that revenues are generally recognized when goods are shipped. Tell us the shipping and delivery terms of your revenue arrangements, and revise the disclosure in your footnotes or MD&A, as appropriate, for consistency and accuracy.

Company Response: Revenues are recognized when products are delivered. We have revised the disclosure in MD&A to make it consistent with the footnotes in the financial statements.

When customers order our goods, they will send an order to us to confirm the quantity, the selling price, the delivery address and the delivery term. We then prepare the goods according to the order. When the goods are shipped from our warehouse, we will notify the customers by phone call or fax concurrently. Our logistic department will then dispatch the shipping list and invoices as follows: one copy to the customers with the goods, one copy to the accounting department and the third copy to be kept by the logistic department itself. If the customers do not inform us of any discrepancy within four hours after the goods are received by our customers, the title and risk of loss are considered passed according to the sales contracts.

In our written agreement with a third party shipping company, the shipping company is responsible for the proper delivery of the goods and obtaining the signed receipts from the customers and is liable for any damages incurred during the transportation. The goods normally can be delivered to the customers within 3 to 6 days after they are shipped from our warehouse depending on the location of the customers. We have verbal agreements with our customers that when they receive the goods, they should orally or in written form confirm the receipt. If they do not confirm the receipt status within 3-6 days after the shipping date, we would consider that they have received the goods and the title and risk of loss have passed to them.

As there are many orders and goods are shipped to different locations all over China on a daily basis, we record revenues daily upon shipment based on the following documentation: sale orders, shipment lists and sale invoices. We check the value of goods shipped in the last six days of each month and monitor the customers’ feedback. If we are notified of non-delivery of goods within 6 days, we will reverse the revenue recorded for that shipment and record it as sales at the time when delivery is completed. Historically, no such case has occurred. For the five months ended March 31, 2010 and the year ended October 31, 2009, the net impact on sales arising from the difference between the shipping and delivery dates was an under-statement of $104,000 and over- statement of $184,000 respectively. We believe this does not have a material impact on our financial statements. After reviewing the benefits and costs and our historical experience, we concluded that this practice is reasonable.

42.

Tell us about any price protection, product return, product rotation or other rights you offer your customers. Explain, in reasonable detail, how you account for any such rights. Your response should identify the specific authoritative literature that supports your accounting.

Company Response: Since January 1, 2009, we have no longer allowed sales returns. In order to compensate the distributors for potential damages of goods during the shipment, we instead include an extra 1% of the volume of goods we ship to them without additional charge. These 1% free products are recorded as cost of sales according to ASC 605-50-S99-1 upon delivery to the shipping company and are acknowledged by the shipping company upon receipt.

43.

Tell us the extent to which you sell your products directly to retailers and indirectly through distributors. For sales through distributors, tell us whether you recognize revenue upon delivery to distributors or upon subsequent delivery to retailers. If you recognize revenue upon delivery to distributors, explain to us, in detail, your basis for doing so.

Company Response: For the six months ended September 30, 2010, 1.6% of our products were sold directly to retailers and the remaining 98.4% was sold indirectly through our distributors.

We recognize revenues upon delivery of goods to the shipping company and acknowledgement of receipt by the shipping company. We no longer allow sales return after January 1, 2009 and instead we include an extra 1% of the volume of goods we ship to the distributors without additional charge. Therefore, the significant risks or rewards of products ownership are transferred when the products are handed over to the shipping company and distributors are not allowed to return the goods after they are delivered to the shipping company.

Slotting fees, page F-60

44.

Please explain to us how you determined that amortizing slotting fees over a 12-month period is appropriate. As part of your response, explain how your accounting complies with the guidance in ASC paragraphs 605-50-25-1 through 605-50-25-6. Additionally, describe for us the material terms of the contracts or agreements under which these payments are made.

Company Response: Slotting fees paid to the supermarkets in China consist of barcode fees and slotting fees for the new product sales. These expenses are one-time charges and apply only on new products. Therefore, we set up a one-year amortization period as we typically launch new products once in a year. We believe that the slotting fees should be posted as a reduction of sales revenue according to ASC 605-50-45. In addition, we believe that the upfront payment of slotting fees fits the definition of an asset in accordance with FASB concept No. 6 as it embodies a probable future benefit to contribute directly or indirectly to future net cash inflows. In this case we believe that this upfront payment gives us access to shelf space which will enable us to sell our products and generate future cash flow from future sales. Therefore, we set up a one-year amortization period. We have a historical gross profit percentage greater than 65% and thus we expect that the future cash flow from product sales will be sufficient to cover the cost of the products and also absorb the amortization of the upfront slotting fees.

5.	Advances, page F-65

45.	Please explain to us why you characterize certain assets as "Advances" rather than "Construction in progress." Please tell us how you differentiate between "Advances" and "Construction in progress."

Company Response: These assets are characterized as “Advances” because they are prepayments and the legal rights to these assets that have not been transferred to us. Advances for purchase of office/warehouse are shown as such because we do not have title to the properties until the properties are inspected by the relevant authorities and certified by them as completed projects. If we own the title of a project at the beginning of the construction, such project will be characterized as “Construction in progress.” If we do not own the title of the project at the beginning of the construction, and such title will be transferred to us when the project is completed, it will be characterized as “Advances” at first and reclassified as “Fixed assets” after the transfer of the title.

46.

We note the discussion, here and elsewhere in your filing, regarding delays in the completion of the construction projects for which you have paid advances. Revise the disclosure under this note to explain the rights or recourse you have in the event that these projects continue to be delayed.

Company Response: We have revised our disclosure in Note 6 to indicate that according to the contract between us and Tianjin Mengyang, if these projects continue to be delayed , we have the right to terminate the contract and are entitled to receive a full refund of the paid advances plus any accrued interests from Tianjin Mengyang.

Operating Risk. page F-89

47.

Please explain to us further why you believe that you do not have foreign currency risk exposure. It appears to us that since your financial statements are presented in U.S. dollars but your transactions are denominated in Renminbi, you indeed do have foreign currency risk exposure. We note, for example, your disclosure on page 34 which states that exchange rate changes contributed to an 18% increase in sales.

Company Response: Because our reporting currency is U.S. dollar whereas the transaction currency is RMB, there is a translation currency difference between the reported amount for the current period and the amount for the same period in the prior year, which means if the RMB/U.S. dollar rate remains the same as the prior year, the U.S. dollar equivalent of sales would not be higher. As we have no export business, all our products are sold domestically. As a result, we do not believe that we have foreign currency risk exposure in connection with the operation.

Exhibit 5.1

48.

The legality opinion is "limited to matters governed by the General Corporation Law of the State of Delaware." Please have counsel confirm to us or revise the legality opinion to state that the opinion's reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

Company Response: We have filed the revised Exhibit 5.1 legality opinion, which stated that the opinion’s reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

Form 10-K for the Fiscal Year Ended March 31, 2010
Item 9A(T). Controls and Procedures, page 42

(b) Management's annual report on internal control over financial reporting. page 42

49.	Expand your disclosure to include any material costs associated with the remediation measures taken. Please also include this disclosure in your quarterly reports on Form 10-Q.

Company Response: We have expanded our disclosure and included the material costs associated with the remediation measures that we have been taking as follows:

“In connection with the above remediation measures, we agreed to pay the third party SOX consultant a service fee of approximately RMB 0.7 million (approximately $0.11 million) for their assistance in the improvement of our internal control over financial reporting. In addition, we hired five more staff to work in our SOX compliance department with an aggregate monthly salary of RMB17, 980 (approximately $2,700).”

We have filed an amendment to the 10-K for the five months ended March 31, 2010 and an amendment to the 10-Q for the period ended September 30, 2010 on January 28, 2011 to reflect the above changes.

Form 10-Q for the period ended September 30, 2010

Controls and Procedures, page 46

50.	Please explain to us when you expect the remediation measures that you describe here to be completed.

Company Response: We expect that the remediation measures will be completed by the end of June 2011.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86)22-2798-4033 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

Yayi International Inc.

By: /s/ Li Liu
      Li Liu
      Chief Executive Officer